FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

                (Registrant)

Date June 29, 2004

“Barbara O’Neill”

              Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

June 17, 2004

News Release:

           04-04

            CNQ: CDGI

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

CDG Investments Inc. Corporate Update

CDG Investments Inc. is pleased to announce a proposed investment in Manson Creek Resources Ltd. (“Manson”).  Subject to regulatory approval, CDG will subscribe for up to 1,000,000 units of Manson’s non-brokered private placement at $0.10 per unit for total consideration of $100,000.  Each unit will consist of one common share and one-half of a non-transferable share purchase warrant.  Each warrant will entitle CDG to purchase one common share for each full warrant at a price of $0.15 per share for an 18 month period.  The shares issued will be subject to a four month hold period.    CDG currently holds 32% of Manson or 4,899,048 common shares and subsequent to the transaction with hold 36% or  5,899,048 common shares (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used by Manson to evaluate new projects with an emphasis on porphyry style copper-gold targets, grass-roots exploration and for general and administrative costs.

Manson has an extensive land position in the Yukon including the Tanner zinc Sedex project, the Nad nickel, copper, gold project, and the JRS polymetallic VMS and gold project. Further information on Manson can be found on its website www.manson.ca.

CDG also has a significant investment of 14,216,952 common shares, or approximately 21% of Tyler Resources Inc. (“Tyler”) which trades on the TSX-V under the symbol TYS. Tyler has recently successfully completed Phase 1 of its exploration program, including 12 drill holes, on the porphyry-style complex on its Bahuerachi Property in Mexico. Reports, maps and presentations and results of the first four holes are available on its website www.tylerresources.com .

CDG also owns 11,319,202 shares or approximately 24% of Golden Band Resources Inc. (“Golden Band”), which has a large portfolio of gold prospects and known deposits in Saskatchewan. A potential resource of more than one million ounces of gold has been identified and a scoping study is planned to assess production potential.  Exploration work also continues with the goals of expanding the resource base of known deposits and identifying new targets. Information is available on their website at www.goldenbandresources.com.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

June 23, 2004

News Release:

            04-05

            CNQ: CDGI

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

Private Placement in Manson Creek Completed

CDG Investments Inc. is pleased to announce that the private placment with Manson Creek Resources Ltd. (“Manson”) has now closed.  CDG subscribed for 1,000,000 units of Manson’s non-brokered private placement at $0.10 per unit for total consideration of $100,000.  Each unit consisted of one common share and one-half of a non-transferable share purchase warrant.  Each warrant entitles CDG to purchase one common share for each full warrant at a price of $0.15 per share until December 24, 2005.  The shares issued are subject to a hold period until October 24, 2004.    CDG now holds 36% or 5,899,048 common shares and 500,000 share purchase warrants of Manson (upon exercise of warrants 6,399,048 common shares or 37.9%).  CDG has acquired these shares for investment purposes only.

Proceeds of the financing will be used by Manson to evaluate new projects with an emphasis on porphyry style copper-gold targets, grass-roots exploration and for general and administrative costs.

Manson has an extensive land position in the Yukon including the Tanner zinc Sedex project, the Nad nickel, copper, gold project, and the JRS polymetallic VMS and gold project. Further information on Manson can be found on its website www.manson.ca.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.